July 29, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K, Furnished April 25, 2024
File No. 001-40931

Ladies and Gentlemen:

Set forth below is the response of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 29, 2024, with respect to the above captioned reports of the Company (the “SEC Filings”).

For your convenience, the below response is prefaced by the Staff’s corresponding oral comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the SEC Filings.

Form 8-K, Furnished April 25, 2024
Exhibit 99.1, page 3

1.
We acknowledge your response to prior comment 2 from our May 28, 2024 letter. We also note from your Form 10-K for the year ended December 31, 2023 that cryptocurrency mining is your primary source of revenues. In addition, we note from your disclosure on page 56 of your Form 10-K that you receive bitcoin as a result of your mining operations and that you sell bitcoin to support your operations. Thus, your adjustment to remove the impairments on digital currencies in your calculation of non-GAAP Adjusted EBITDA for periods prior to your adoption of ASU 2023-08 results in the exclusion of normal, recurring operating expenses. Refer to question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please revise the reconciliation of your non-GAAP Adjusted EBITDA in future filings to remove the adjustments for impairments on digital currencies and realized gain on sale of digital currencies.

RESPONSE:  In response to the Staff’s above comment, which relates to our May 30, 2024, response to prior comment 2 from the Staff’s letter dated May 28, 2024, we will revise our reconciliation of non-GAAP Adjusted EBITDA in future filings to remove the adjustments for impairments on digital currencies and realized gain on sale of digital currencies for all comparative prior periods.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer